

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2019

Mark E. Lehman
Chief Legal Officer
PolarityTE, Inc.
123 Wright Brothers Drive
Salt Lake City, Utah 84116

   Re: PolarityTE, Inc.
    Registration Statement on Form S-3
    Filed October 21, 2019
    File No. 333-234280

Dear Mr. Lehman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Laura I. Bushnell, Esq.